Jay S. Benet Vice Chairman and Chief Financial Officer The Travelers Companies, Inc. One Tower Square-2MS Hartford, CT 06183 (860) 277-7580 (860) 277-8136 (fax) JSBenet@travelers.com

June 7, 2011

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                The Travelers Companies, Inc.

Form 10-K for the Fiscal Year Ended

December 31, 2010

File No. 001-10898

Dear Mr. Rosenberg:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 23, 2011, concerning The Travelers Companies, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010, as referenced above.  We set forth your comments (displayed in bold) and our responses below.

General

1.              We have not yet reviewed the Part III information that is included in your Form 10-K.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

No response requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Claims and Expenses, page 75

2.              During the past three years, you have released excess reserve margins amounting to $1.4 billion in 2010, $1.5 billion in 2009 and $1.7 billion in 2008.  Please provide us proposed disclosure to be included in future periodic reports addressing the expected effects of this trend on future financial position and results of operations.  In your proposed disclosure, distinguish between the expected release patterns for reserve margins accumulated during hard market accident years from those for reserve margins accumulated during soft market accident years.

Company response:

In any given accounting period, changes in the estimated liability for claims and claim adjustment expense (loss reserves) are the result of the Company’s continual review of actual loss experience and other factors that the Company expects will impact the amount of losses to be paid in the future, and are not the result of any past trends in loss reserve development.  The Company does not have expected or predictable release patterns for reserve margins and does not distinguish between hard versus soft markets for purposes of setting reserves.  The Company provides disclosure of its reserving process and the variability of its estimates by major product line, including the factors underlying the changes in estimated reserves.

The Company respectfully advises the Staff that the Company provided in its Annual Report on Form 10-K for the year ended December 31, 2010, extensive disclosure of the factors that it takes into consideration when estimating loss reserves and also provided a separate discussion of the Company’s net favorable prior year reserve development during the past few years.  For example, as disclosed in the discussion of claims and expenses on page 78 of the Company’s Form 10-K for 2010: the improvement in the general liability product line experienced by the Company was concentrated in excess coverages for accidents years 2006 and prior and reflected what the Company believes are favorable legal and judicial environments.

As discussed in the various disclosures referenced below, the Company considers all significant facts and circumstances known at the time loss reserves are estimated or reviewed. Due to the inherent uncertainty underlying loss reserve estimates, the final resolution of the estimated loss reserves will likely be higher or lower than the related loss reserves at the reporting date. Additionally, the Company’s estimate of loss reserves may change and these additional liabilities or increases in estimates, or a range of either, if any, cannot be reasonably estimated.

The Company provides disclosure regarding these various aspects related to estimated loss reserves in Critical Accounting Estimates, Risk Factors, and Outlook as follows:

•                  Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) — Outlook — Underwriting Gains/Losses on page 113, including the following:

In recent periods, the Company has experienced net favorable prior year reserve development.  Better than expected loss experience and other favorable circumstances may continue at higher, lower or the same levels as compared to recent periods, may not continue or may reverse, causing the Company to recognize higher, lower or the same levels of favorable prior year reserve development, no favorable prior year reserve development or unfavorable prior year reserve development in future periods.  In addition, the ongoing review of prior year claim and claim adjustment expense reserves, or other changes in current period circumstances, may result in the Company revising current year loss estimates upward or downward.

•                  Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) — Critical Accounting Estimates — Claims and Claim Adjustment Expense Reserves beginning on page 124, including the following:

Due to the inherent uncertainty underlying loss reserve estimates including, but not limited to, the future settlement environment, final resolution of the estimated liability for claims and claim adjustment expenses may be higher or lower than the related loss reserves at the reporting date.  Therefore, actual paid losses, as claims are settled in the future, may be materially different in amount than current loss reserves — favorable or unfavorable.

Additionally, as part of Critical Accounting Estimates, the following is included regarding the General Liability product line beginning on page 131:

Historically, the one-year change in the reserve estimate for this product line, excluding estimated asbestos and environmental amounts, over the last nine years has varied from -5% to 14% (averaging 2%) for the Company and from -5% to 7% (averaging 1%) for the industry overall.  The Company’s year-to-year changes are driven by, and are based on, observed events during the year.

The Company’s change in reserve estimate for this product line, excluding estimated asbestos and environmental amounts, was -5% for 2010, -5% for 2009 and -5% for 2008.  The 2010 change was primarily concentrated in excess coverages for accident years 2006 and prior and reflected what the Company believes are favorable legal and judicial environments.  The 2009 and 2008 changes were driven by several factors, including improved legal and judicial environments, as well as enhanced risk control, underwriting and claim process initiatives.

Similar disclosures were included for the Company’s other product lines.

•                  Item 1A, Risk Factors on page 49, including the following:

If actual claims exceed our loss reserves, or if changes in the estimated level of loss reserves are necessary, our financial results could be materially and adversely affected.

Accordingly, the Company believes it has provided appropriate disclosure in connection with the Staff’s request.

Investment Portfolio, page 100

3.              Please refer to the table at the top of page 103 showing quality ratings by “carrying value” and “percent of total carrying value” at December 31, 2010.  Please provide us:

•                  A list of the external rating agencies whose quality ratings you used:

Company Response:

The Company utilizes three external rating agency providers: Standard & Poor’s, Moody’s Investor Services, and Fitch.

•                  A table showing the carrying value of investments, for which an external rating did not exist by credit rating and nature of investments:

Company Response:

At December 31, 2010, external quality ratings were not available for only $688 million of fixed maturity investments, which represented approximately 1% of the Company’s total fixed maturity portfolio of $62.8 billion.  The following table displays those holdings by type and the internally assigned rating.

							Total Carrying
(at December 31, 2010, in millions)	AAA	AA	A	BBB	BB	Below B	Value

Obligations of states, municipalities and political subdivisions:
Pre-refunded	$64	$—	$6	$—	$—	$—	$70
All other	—	25	12	—	—	—	37
All other corporate bonds and redeemable preferred stock:
Financial - brokerage and asset management	—	—	—	3	—	10	13
Industrial	—	—	95	241	38	4	378
Public utility	—	—	64	29			93
Sovereign corporate securities	62	—	—	—	—	—	62
Canadian municipal securities	6	12	2				20
Asset-backed and other	14	—	1	—	—	—	15
Total	$146	$37	$180	$273	$38	$14	$688

•                  A description of which rating you used for those investments where more than one external rating existed:

Company Response:

When more than one external rating exists, the Company applies a numerical equivalent to each of the external ratings (e.g., AAA equals 1, AA+ equal 2, etc.) and calculates a weighted average rating (weighted by the carrying amount of the investment).

•                  If you performed an analysis to determine the quality rating of investments for which an external rating existed, provide us a summary describing the analysis that you performed, the investments for which you performed the analysis and, where the analysis resulted in you concluding that the rating assigned by the external rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed from that of the external rating agency.

Company response:

The Company utilizes external ratings when available.  The Company does not override external ratings and does not utilize internal analysis other than calculating average ratings.

Obligations of State, Municipalities and Political Subdivisions, page 103

4.              Regarding your investments in obligations of states, municipalities and political subdivisions, please provide us proposed disclosure to be included in future periodic reports describing the nature of the activities supporting your investments in special revenue bonds at December 31, 2010.

Company Response:

In future periodic reports, the Company will include as part of its investment portfolio discussion disclosure substantially as set forth below, subject to changes in the composition of the Company’s portfolio of special revenue bonds in future periods:

The following table displays the funding source of the $x.xx billion of municipal bonds identified as Revenue bonds in the table above as of December 31, 2011.

Revenue Bonds

Funding Source	Carrying Value	Average Credit Quality
Property tax
Special tax
General fund
Water & sewer
Power utilities
Transportation
Lease
Tobacco settlement
Higher education
Housing
Other
Total Revenue Bonds

Notes to Consolidated Financial Statements

15. Contingencies, Commitments and Guarantees

Other Proceedings, page 235

5.              Refer to your disclosure of the broker anti-trust litigation and your disclosure that in numerous lawsuits arising in the ordinary course of your business operations, the ultimate resolution could be material to your results of operations.  Please provide us proposed disclosure to be included in future periodic reports to quantify the loss or range of reasonably possible losses in addition to the amount accrued related to the broker anti-trust litigation and for the numerous lawsuits, or to state that amounts cannot be estimated for the broker anti-trust litigation or for any of the numerous lawsuits as required by ASC 450-20-50-4.

Company response:

The Company respectfully advises the Staff that, as discussed on page 27 of its quarterly report on Form 10-Q for the period ended March 31, 2011, the Company entered into an agreement with the plaintiffs to settle the broker anti-trust litigation for $6.75 million.

The Company also respectfully advises the Staff that it will, as set forth below, revise the ordinary course litigation disclosure referred to in the Staff’s comment and will add clarifying disclosure elsewhere in the “Contingencies, Commitments and Guarantees” note to the Company’s consolidated financial statements.

The Company notes that the accounting for and disclosure of losses resulting from insurance contracts and reinsurance arrangements are not included in the scope of ASC 450 and are discussed separately in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, including in Note 5 “Reinsurance” and Note 7

“Insurance Claim Reserves” to the Company’s consolidated financial statements included therein.  Accordingly, the disclosure under “Contingencies, Commitments and Guarantees — Asbestos- and Environmental-Related Proceedings” describing specific insurance-related litigation will be revised to refer investors to Notes 5 and 7.

In future periodic reports, the Company will revise the disclosure under its “Contingencies, Commitments and Guarantees” footnote substantially as follows, modified to the extent appropriate:

To be included in the Asbestos and Environmental-Related Proceedings section of the “Contingencies, Commitments and Guarantees” footnote:

Other - In addition to those described above, the Company is involved in numerous lawsuits arising in the ordinary course of its business operations from insurance contracts and reinsurance arrangements.  For a discussion of claims arising from insurance contracts and reinsurance arrangements, see Notes 5 and 7 to the Company’s consolidated financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2010.  While the ultimate resolution of these legal proceedings could be material to the Company’s results of operations in a future period, in the opinion of the Company’s management, none would likely have a material adverse effect on the Company’s financial position or liquidity.

To be included in the Other Proceedings section of the “Contingencies, Commitments and Guarantees” footnote:

Other—In addition to those described above, the Company is involved in other lawsuits arising in the ordinary course of business but not arising from insurance contracts or reinsurance arrangements. Based upon currently available information, the Company does not believe it is reasonably possible that any such lawsuit or related lawsuits would be material to the Company’s results of operations or have a material adverse effect on the Company’s financial position or liquidity.

*        *        *        *        *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the items discussed in this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet Vice Chairman & Chief Financial Officer

cc:  D. Keith Bell

Edward J. Metzger, KPMG